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                           July 25, 2022

       Gloria Fan
       Chief Financial Officer
       BEST Inc.
       2nd Floor, Block A, Huaxing Modern Industry Park
       No. 18 Tangmiao Road, Xihu District, Hangzhou
       Zhejiang Province 310013
       People   s Republic of China

                                                        Re: BEST Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 18,
2022
                                                            File No. 001-38198

       Dear Ms. Fan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Risks Related to Doing Business in the Peoples Republic of China, page 6

   1. We note your disclosure regarding the Holding Foreign Companies Accountable Act (or
                                                        HFCAA) on page 19.
Please disclose that you have been included in the conclusive list of issuers under the HFCAA
providing prominent disclosure regarding your identification as an issuer on this list.
 Gloria Fan
FirstName
BEST Inc. LastNameGloria Fan
Comapany
July       NameBEST Inc.
     25, 2022
July 25,
Page  2 2022 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
24. Segment Reporting, page F-82

2. We note you disclose that your CODM assesses the performance of your reportable segments based on the measures of revenues, costs of revenues, gross profit and net profit and that you present these amounts on page F-83 for the periods reported. Please address the following points:

                Considering your CODM uses more than one measure of segment profit or loss, please revise to only disclose one measure that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the your consolidated statements of comprehensive (loss) income. Refer to ASC 280-10-50-28. In addition, provide disclosures that explain the measurement of segment profit or loss pursuant to ASC
              280-10-50-29.

                To the extent you disclose measures of your segments' profit or loss outside the financial statements, other than the measure identified under ASC 280-10-50-28 noted above, please label such measures as non-GAAP financial measures and provide disclosures required under Item 10(e) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation